FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

September 4, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is September 4, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on the pre-feasibility study and 2012 drill program at the Carbon Creek Metallurgical Coal Deposit in northeastern British Columbia. Also, the Issuer reports the appointment of David Thompson as Resource Manager for Cardero Coal Ltd.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of David Thompson as Resource Manager for Cardero Coal Ltd. (a wholly owned subsidiary of the Issuer) and provides an update on the Prefeasibility Study and 2012 exploration program at the Issuer’s flagship Carbon Creek metallurgical coal deposit, located in the Peace River coalfield on northeastern BC.

Appointment of Resource Manager

The Issuer announces the appointment of David Thompson as Resource Manager for Cardero Coal Ltd. David is a geologist with 15 years’ experience in exploration and mining, mostly in metallurgical coal. Most recently, David was Exploration Manager for Anglo American, responsible for coal exploration in the Peace River Coalfield, British Columbia. David’s experience includes all aspects of metallurgical coal exploration, coal quality analysis and resource definition. In addition, he has operational experience, having been responsible for significant in-pit coal recovery improvement at the Trend Mine, BC. David will be responsible for all aspects of exploration, resource definition and conversion to reserves as Cardero Coal completes its final drill campaign before the anticipated publication of a feasibility study in 2013.

In recent months, the Issuer has been building management capacity in support of feasibility work and, ultimately, anticipated mine development at the Issuer’s flagship Carbon Creek metallurgical coal deposit in northeast BC. Following on from the appointment of Angus Christie as Chief Operating Officer, the appointment of David Thompson is the first in a series of intended management appointments. The Issuer is currently accepting applications for a senior Mining Engineer and Project Engineer.

Prefeasibility Study Update

Current work at Carbon Creek is focused on an intended Q3 announcement of results from a Prefeasibility Study (“PFS”) and filing of the NI43-101 Technical Report within 45 days thereafter (early Q4). The PFS will provide significant detail on key mine-development considerations, including a new resource estimate, mine design, coal product specifications, and production schedule, processing plant design, site infrastructure, product transportation options and a detailed financial assessment. The PFS aims to provide go-forward decisions, which will be fully assessed in the follow-up Feasibility Study planned for completion in Q2 2013.

Key aspects of the PFS work are summarized below:

•	Resource Calculation – completion of a new geological model and resource calculation, including drill data from the 2011 drill program.
•	Mine Design – optionality with respect to mine design, methodology and seam selection as well as mine sequencing and scheduling.
•	Production Rate –annual planned coal production rates and mine life.
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Coal Qualities & Product Specification – the 2011 drill program included bulk sampling (large diameter core drilling) of 11 coal seams. This work will provide a good indication of coal product potential.

•	Marketing Report – independent assessment of coal product marketability based on potential clean coal products.
•	Processing Plant – the Issuer assessed several coal processing options and plant designs, and will present a go-forward decision in the PFS.
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Surface Facilities – preliminary designs for all surface facilities, coal handling systems, and on-site power, including new options to streamline the location of coal processing facilities with proposed mine areas, coal handling and transportation options.

•	Transportation Study – the Issuer is currently assessing two transportation options to take clean coal from the mine site to the rail head.
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Lease versus purchase of mining equipment –Environmental Assessment – environmental work is ongoing at site and the PFS will include important information about potential impacts, mitigation and reclamation planning as well as an update on baseline data collection.

•	Economic Assessment – the PFS will include a revised and detailed discounted cash flow model and indicative mine project valuation.

2012 Field Program

The recent approval of coal license application 414152 (see News Release NR12-14 June 19th, 2012) will allow the remaining coal seams to be drilled during the 2012 program, with final product specification feeding into the full Feasibility Study (“FS”). The 2012 drill program is the last major drill program prior to completion of the Feasibility Study. The program currently includes 5,600 metres of diamond drilling, 3,335 metres of rotary drilling and a significant large-diameter drill program. The objectives of the program are summarized below:

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Infill Drilling; New License – the licenses issued recently on approval of the 414152 application will now require infill drilling. This program is aimed at upgrading resource classification across the remainder of the deposit.

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Infill Drilling; Initial Production – the current PFS work has identified areas where underground and surface production could commence, based on mineability and prioritization of highest quality seams. The 2012 program will ensure these areas are adequately assessed to support mining commencement.

•	Resource Expansion – targeted drilling to expand areas already defined as potentially mineable and included in the PFS. These additional resources may be incorporated into the 2013 FS.
•	Engineering Studies – feasibility-level engineering studies, including mine geotechnical and hydrogeological analysis, will be completed in 2012.

Qualified Person

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. Having completed acquisition of the project in June 2011, the Issuer released results of an independent PEA, including an updated resource estimate) in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 75% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (NR11-20, December 12, 2011).

The Issuer cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the intended hiring of new management personnel, the potential to increase the current resource at Carbon Creek, the potential for any production from the Carbon Creek deposits, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposits following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the planned completion of a pre-feasibility and feasibility study for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, difficulties and/or delays in locating and hiring appropriate senior personnel, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

September 5, 2012